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                       SECURITIES AND EXCHANGE COMMISSIONS
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15a-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2002

                               SCOTTISH POWER PLC
                 (Translation of Registrant's Name Into English)

               CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP
                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F   X   Form 40-F ___
                   -----

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes ___ No   X
                    -----

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

                           FORM 6-K: TABLE OF CONTENTS

1. Press Release of Scottish Power plc, dated March 1, 2002, announcement regarding analyst seminar.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         /s/  Scottish Power plc
                                         -------------------------------------
                                         (Registrant)

Date March 1, 2002                    By:  /s/ Alan McCulloch
     -------------                       -------------------------------------
                                         Alan McCulloch
                                         Assistant Company Secretary
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                                  ScottishPower

                                 Analyst Seminar

ScottishPower is today hosting a seminar in London as part of its ongoing investor relations programme. The specific purpose of this seminar is to provide an opportunity to meet the PacifiCorp management team and for an update on the US business.

A team of ScottishPower executives led by Ian Russell, Chief Executive, will host the event and will include presentations from Judi Johansen, Chief Executive Officer PacifiCorp and Terry Hudgens, Chief Executive Officer PacifiCorp Power Marketing.

The presentations will focus on PacifiCorp strategy, an overview of the US regulatory environment, risk management, achieving the allowable ROE and the unregulated energy business, PacifiCorp Power Marketing.

The presentations will be webcast and will be available on the ScottishPower investor relations website from 4.30pm.

In line with normal practice ScottishPower will be issuing a pre-close statement towards the end of March 2002.

Further enquiries:

Colin McSeveny    Group Media Relations Manager      0141 636 4515
Andrew Jamieson   Head of Investor Relations         0141 636 4527